Prospectus Supplement No. 2

(To Prospectus Dated May 21, 2012)

HOWARD BANCORP, INC.

1,150,891 SHARES OF COMMON STOCK OFFERED BY HOWARD BANCORP, INC.	173,003 SHARES OF COMMON STOCK WHICH MAY BE OFFERED BY THE SELLING STOCKHOLDER FROM TIME TO TIME ON A CONTINUOUS OR DELAYED BASIS

This prospectus supplement No. 2 supplements the prospectus dated May 21, 2012, and prospectus supplement thereto dated June 14, 2012, relating to an aggregate of 1,150,891 shares of common stock, $0.01 par value per share, of Howard Bancorp, Inc. (the “Company”) that may be issued upon the exercise of subscription rights issued by the Company, which we refer to as the rights offering. The prospectus also relates to our public offer of shares of common stock offered but not subscribed for in the rights offering, which we refer to as the public offer, as well as the resale of up to 173,003 shares of common stock by a selling stockholder that is committed to purchase such shares from us in a private placement completed on March 28, 2012, subject to certain closing conditions including our receipt of aggregate subscriptions for at least $6.0 million of common stock in the rights offering, the public offer and the private placement.

This prospectus supplement No. 2 should be read together with the prospectus dated May 21, 2012 and the prospectus supplement dated June 14, 2012 and is qualified by reference to such except to the extent that the information in this prospectus supplement No. 2 supersedes the information contained in the prospectus and/or prospectus supplement.

EXTENSION OF EXPIRATION DATE OF PUBLIC OFFER

We previously extended the expiration date for the exercise of subscription rights issued in the rights offering to 5:00 p.m., Eastern Time, on June 29, 2012. As a result, the offering period for the public offer was scheduled to expire at 5:00 p.m., Eastern Time, on July 6, 2012. We have now extended the offering period for the public offer to 5:00 p.m., Eastern Time, on July 13, 2012, or, if earlier, the date on which we have accepted subscriptions for all shares remaining available for purchase. Other than the extension of the expiration date of the public offer, all other offering terms described in the prospectus dated May 21, 2012 and prospectus supplement dated June 14, 2012 remain the same and apply during the extended period of the public offer.

If you wish to participate in the public offer, please follow the procedures described in the prospectus.

This prospectus supplement No. 2 is not complete without, and may not be used except in connection with, the prospectus, including any amendments or supplements to the prospectus. All provisions of the prospectus and prospectus supplement not specifically amended or superseded by this prospectus supplement No. 2 remain in full force and effect.

This investment involves a degree of risk, including the risk that you may lose all of your investment. Please read “Risk Factors” beginning on page 15 of the prospectus.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, Maryland Office of the Commissioner of Financial Regulation, Federal Deposit Insurance Corporation, Board of Governors of the Federal Reserve System, nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

GRIFFIN FINANCIAL GROUP, LLC

The date of this prospectus supplement No. 2 is July 6, 2012.